The Crone Law Group P.C.
500 Fifth Avenue
New York, NY 10110

June 29, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549

Attn:      Kathryn Jacobson
Robert Littlepage
Anna Abramson
Matthew Crispino

Re:       Hold Me Ltd.
                            Amendment No. 3 to Registration Statement on Form F-1
                            File No. 333-255462

Ladies and Gentlemen:

On behalf of Hold Me Ltd., an Israeli corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1/A (the “Amended Registration Statement”) in response to the Commission’s comments, dated June 25, 2021, with reference to the Company’s Amendment No. 2 to the Registration Statement filed with the Commission on June 21, 2021.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

Summary Consolidated Financial Data, page 7.

1.
Please revise the line item captioned "Net Income for Reporting Period" to "Loss for the Period."  Insert the correct amounts for the Loss for the Period for 2020 and 2019 as reported in your Statements for Profit and Loss. Label the 2020 summary consolidated financial data as "Restated."

Response:  The (i) caption of the line item has been revised, (ii) amounts provided for in the Summary Consolidated Financial Data are the amounts reported in the Statements for Profit and Loss and (iii) 2020 summary consolidated data has been labeled “Restated” in the Amended Registration Statement in accordance with the comments with the Commission.

Capitalization, page 36

2.
We note your response to comment 1. Please revise the calculations referenced in footnote (b) on page 38 to reflect a conversion rate published by the Bank of Israel within 60 days of your document date.

U.S. Securities and Exchange Commission
June 29, 2021

Response:  The Amended Registration Statement has been revised to reflect a conversion rate as published by the Bank of Israel as of June 15, 2021.

3.	Please revise all capitalization tables as follows:
• change the table titles from "Actual Capitalization (in USD or NIS as applicable) as of December 31, 2020" to "Pro Forma Capitalization" (in USD or NIS as applicable) for all pro forma columns.

• delete the first two tables which exclude the effect of the April 12, 2021 share transactions.

• insert a separate column for the April 12, 2021 preferred and common share transactions in the last two tables.

• include long-term debt in the calculation of "Total Capitalization."

 Additionally, on page 36, state if true that there had been no material change in total capitalization regarding equity and indebtedness (other than the April 12, 2021 equity transactions as presented) within 60 days of your filing.

Response:  The capitalization tables in the Amended Registration Statement have been revised in accordance with the comments of the Commission. Additionally, the Amended Registration Statement provides that other than the April 12, 2021 equity transactions provided for, there has been no material change in total capitalization since December 31, 2020.

4.	For Pro Forma Capitalization in USD, please revise as follows:
• apply the $.0031 par value to calculate the carrying amount of outstanding shares and pro forma shares.

• calculate additional paid in capital under the pro forma columns based on the offering proceeds in US dollars  (i.e., $.95 multiplied by the incremental pro forma shares) plus the historical paid in capital as of December 31, 2020 and April 12, 2021 based on a conversion rate within 60 days of the date of your document less offering costs of $60,000 less par value of the shares.

• recalculate historical accumulated deficit using the above referenced conversion rate.

• use the above referenced conversion rate to translate the amounts reported under Pro Forma Capitalization in USD to their corresponding amounts under Pro Forma Capitalization in NIS.

U.S. Securities and Exchange Commission
June 29, 2021

Response:  The pro forma capitalization tables have been revised in accordance with the comments of the Commission.

Dilution

USD Table, page 39

5.	We note your response to comment 2. Please revise the USD table as follows:
• include the missing amounts for Pro Forma net tangible book values per common share before and after the offering.

• recalculate "Pro forma net tangible book value before the Offering" correctly and add a footnote to indicate that the value reflects the effect of the April 2021 transaction.

• for each funding level, conform the pro forma net tangible book values after the offering to their corresponding values based on the Total Capitalization (Pro Forma) in USD less Long-term Debt on page 38.

Response:  The USD table in the Dilution section in the Amended Registration Statement has been revised in accordance with the comments of the Commission.

6.	Refer to the tables below the USD Table. Please revise the amounts under Total Consideration as follows:
• report the consideration received from existing shareholders using the above referenced conversion rate.

• provide the applicable percentages for total consideration from existing shareholder and new shareholders.

Response:  The amounts under Total Consideration have been revised in accordance with the comments of the Commission.

Statements of Profit and Loss, page 43

7.
We repeat prior comment 4.  Please recalculate basic and diluted loss per common share based on Loss for the Period (not deficit balance) divided by the Weighted-average number of common shares outstanding (300 shares).

U.S. Securities and Exchange Commission
June 29, 2021

Response:  The basic and diluted loss per common share based on loss for the period divided by the weighted average number of common shares outstanding have been recalculated in the Amended Registration Statement.

Note 12 - Restatement

Statements of Cash Flows, page 51

8.	Please reclassify the NIS 337,000 adjustment from "Increase (Decrease) in Customer" to "Decrease (Increase) in other accounts receivable and prepaid expenses."
Response:  The NIS 337,000 adjustment has been reclassified in accordance with the comments of the Commission.

Principal Shareholders, page 70

9.
We note your response to prior comment 7. Please explain why Mr. Shalom's total holdings are not 1,002,000,000 common shares based on your disclosure that each of his 10,000,000 preferred shares convert into 100 common shares. Please also revise the "Total of All Current Officers and Directors" row to reflect his total holdings, and please revise the "Percent of class after close of offering" column to take into account the preferred shares that are convertible within 60 days.

Response:  The Amended Registration Statement has been revised in accordance with the comments of the Commission.

We believe that the responses contained in this letter will be considered to be satisfactory responses to the comments contained in the comment letter, and that based thereon, the Company will be permitted to request acceleration of the Registration Statement. Please confirm that this is the case.

If the Staff has any questions or comments with respect to our responses, please contact me at 860-202-6845.

Sincerely, /s/ Mark E. Crone Mark E. Crone

cc:  Menachem Shalom